John Hancock Life Insurance Company (U.S.A.)
30 Dan Road, Suite 55444, Canton, MA 02021-2809
Mailing Address: PO Box 55444, Boston, MA 02205-5444
1-800-528-0198
www.jhannuities.com



{Month} {Day}, {Year}

<table>
<tr><td>

**Offer Expires and
Acceptance Form must
be postmarked by**

December 7, 2018
</td></tr>
</table>

{First Name} {Last Name}
{Street Address 1}
{Street Address 2}
{City}, {State} {Zip}

Re: **Revolution Value Death Benefit Buy Back Offer**
         Contract Number Ending In: {Last 4 Digits of Contract Number}

Dear {First Name} {Last Name}:

For a limited time only, John Hancock Annuities would like to offer you an option that might better align with your current needs. When you purchased your Revolution Value variable annuity, you did so based on your expected financial needs and goals at that time. You may have also purchased other riders. We understand that as circumstances change, financial needs and goals can change as well.

We are offering to increase your Contract Value in return for terminating your Revolution Value variable annuity contract and any other riders you elected (the "Offer"). You will receive a payment equal to your Contract Value plus an additional "Enhancement Amount." The Enhancement Amount is a fixed amount, guaranteed throughout the period the Offer remains open. It is calculated based on your age, Contract Value and Death Benefit as of June 30, 2018. This means that no matter what date you "accept" our Offer, provided it is no later than the last day on which you may accept the Offer as noted above, your payment will equal your then current Contract Value plus the Enhancement Amount (the "Total Offer Amount').

> ➢ With this Offer, you are guaranteed to receive an additional **${enhancement amount]** as the Enhancement Amount.
>
> ➢ For reference, your Contract Value on June 30, 2018 was **${contract value}**, which changes with market movement daily and will be determined as of the date we receive your Buy Back Acceptance Request Form in Good Order.

If you choose to accept this Offer, your {Contract or Certificate} and all its features and benefits, along with your Enhanced Death Benefit Rider and any other riders you may have elected, will terminate.

As part of this Offer, we will waive any withdrawal fees and any applicable negative market value adjustment. Payment will be made to you via the delivery method of your choice. Alternatively, if your Contract is an IRA/Roth IRA, you may instruct us to send a direct transfer to your IRA/Roth IRA with another financial institution. You can do a 1035 exchange of a nonqualified Contract to a nonqualified annuity issued by another insurance company

Please refer to your Revolution Value Prospectus and the enclosed Supplement for additional details regarding this Offer. They include important factors to consider in deciding whether to terminate your Contract. The Prospectus and Supplement include information on the benefits of your Revolution Value variable annuity and (if applicable) Enhanced Death Benefit Rider, as well as any other riders you may have.

The supplement also discloses the tax implications of participating in this Offer. You may wish to discuss this Offer with your financial representative or your own tax professional to see if it is right for you.

To accept this Offer, complete, sign and return the attached Buy Back Acceptance Request Form, along with any necessary transfer/rollover or 1035 exchange forms, postmarked by December 7, 2018.

If you do <u>not</u> wish to accept this Offer, <u>no</u> action is required and your contract terms and any other riders you may have elected will remain in effect.

If you have any questions, or would like a free copy of the Revolution Value Annuity Prospectus, please call us at 1-800-528-0198. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time.

Sincerely,

John Hancock Annuities

John Hancock Life Insurance Company (U.S.A.)
30 Dan Road, Suite 55444, Canton, MA 02021-2809
Mailing Address: PO Box 55444, Boston, MA 02205-5444
1-800-528-0198
www.jhannuities.com



{Month} {Day}, {Year}

Offer Expires and Acceptance Form must be postmarked by
December 7, 2018

{First Name} {Last Name}
{Street Address 1}
{Street Address 2}
{City}, {State} {Zip}

Re: **Revolution Value Death Benefit Buy Back Offer**
        Contract Number Ending In: {Last 4 Digits of Contract Number}

Dear {First Name} {Last Name}:

For a limited time only, John Hancock Annuities would like to offer you an option that might better align with your current needs. When you purchased your Revolution Value variable annuity, you did so based on your expected financial needs and goals at that time. You may have also purchased other riders. We understand that as circumstances change, financial needs and goals can change as well.

We are offering to increase your Contract Value in return for terminating your Revolution Value variable annuity contract and any other riders you elected (the "Offer"). You will receive a payment equal to your Contract Value plus an additional "Enhancement Amount." The Enhancement Amount is a fixed amount, guaranteed throughout the period the Offer remains open. It is calculated based on your age, Contract Value and Death Benefit as of June 30, 2018. This means that no matter what date you "accept" our Offer, provided it is no later than the last day on which you may accept the Offer as noted above, your payment will equal your then current Contract Value plus the Enhancement Amount (the "Total Offer Amount').

> ➢ With this Offer, you are guaranteed to receive an additional **${enhancement amount]** as the Enhancement Amount.
>
> ➢ For reference, your Contract Value on June 30, 2018 was **${contract value}**, which changes with market movement daily and will be determined as of the date we receive your Buy Back Acceptance Request Form in Good Order.

If you choose to accept this Offer, your {Contract or Certificate} and all its features and benefits, along with your Enhanced Death Benefit Rider and any other riders you may have elected, will terminate.

As part of this Offer, we will waive any withdrawal fees and any applicable negative market value adjustment. Payment will be made to you via the delivery method of your choice, or via a direct transfer or rollover of the Total Offer Amount from a qualified contract.

Please refer to your Revolution Value Prospectus and the enclosed Supplement and "Special Tax Notice for Annuitants" for additional details regarding this Offer. They include important factors to consider in deciding whether to terminate your Contract. The Prospectus and Supplement include information on the benefits of your Revolution Value variable annuity and (if applicable) Enhanced Death Benefit Rider, as well as any other riders you may have.

The supplement also discloses the tax implications of participating in this Offer, and the Special Tax Notice gives important information for 403(b) contracts and contracts in qualified retirement plans. You may wish to discuss this Offer with your financial representative or your own tax professional to see if it is right for you.

To accept this Offer, complete, sign and return the attached Buy Back Acceptance Request Form, along with any necessary transfer/rollover Forms, postmarked by December 7, 2018.

If you do <u>not</u> wish to accept this Offer, <u>no</u> action is required and your contract terms and any other riders you may have elected will remain in effect.

If you have any questions, or would like a free copy of the Revolution Value Annuity Prospectus, please call us at 1-800-528-0198. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time.

Sincerely,

John Hancock Annuities

~~The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

~~SUBJECT TO COMPLETION, DATED JUNE 1, 2018~~
~~PROSPECTUS SUPPLEMENT~~

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNTS Q and T

[Supplement dated ~~August 1~~July 31, 2018] to PROSPECTUSES dated April 30, 2018

Death Benefit Buy Back Offer

This Supplement applies to REVOLUTION VALUE VARIABLE ANNUITY Contracts (the "Contracts") issued by John Hancock Life Insurance Company (U.S.A.) ("John Hancock", the "Company" or "we"). It supplements the prospectuses dated April 30th, 2018 for the Contract you purchased (the "Annuity Prospectus").

> You should read this Supplement together with the Annuity Prospectus and retain all documents for future reference. We define certain terms in this Supplement. If a term is not defined in this Supplement, it has the meaning given to it in the Annuity Prospectus. If you would like a copy of the Annuity Prospectus please contact our Annuities Service Center at 1-800-528-0198 to request a free copy.

Purpose of this Supplement

This Supplement announces a limited time offer available only to certain contract owners as described in more detail below.

You should carefully read this Supplement before making your decision regarding this Offer. This Offer asks you to terminate your Contract in return for an increase to your Contract Value, as described below. In doing so, you will also lose your death benefit and all Riders you have under the Contract.

When does this Offer apply?

For a limited time, John Hancock is offering to 'buy back' your Death Benefit according to the terms described below. The Company intends to make this buy back offer (the "**Offer**") available for a limited time beginning on or about September 7, 2018 through December 7, 2018 ("**Offer Period**").

Who does the Offer apply to?

This Offer applies only to "Eligible Contract Owners."

An Eligible Contract Owner is any Contract Owner who purchased a Contract on or after September 15, 1999 *and* who has a death benefit that is greater than their Contract Value "in the money" as of June 30, 2018. An Eligible Contract Owner can have either of these death benefits (~~singly or together,~~ the "Death Benefit(s)"):

- A standard Death Benefit, which is included under the Contract for no additional charge; or
- An Enhanced Death Benefit, which was elected at issue for an additional charge.

In this Supplement, we also refer to Eligible Contract Owners as "you" or "your". *For information on these Death Benefits and any other Riders you may have elected, see Schedule A.*

What does this Offer entail?

We are offering to buy back your Death Benefit for the "**Total Offer Amount,**" which will equal your Contract Value plus an enhancement amount as described below **(the "Enhancement Amount").**

IF YOU ACCEPT THIS OFFER, YOUR CONTRACT, DEATH BENEFIT AND ANY ADDITIONAL RIDERS YOU MAY HAVE ELECTED WILL TERMINATE IN ITS ENTIRETY AND HAVE NO FURTHER VALUE, FORCE OR EFFECT, AS FOLLOWS:

- *Any and all* Riders and benefits under your Contract will terminate without value upon your acceptance of the Offer – not just your Death Benefit. This may include one or more of the following Riders under your Contract: Accumulated Value Enhancement ("CareSolutions Plus") Rider; Earnings Enhancement ("Beneficiary Tax Relief") Death Benefit Rider; Enhanced Death Benefit Rider, or Guaranteed Retirement Income Benefit Rider (singly or jointly, the "Rider(s)").
- We calculate the payment amount based on the value of your Death Benefit. The calculation is not based on the value of any other Rider(s) that will terminate as a condition of your acceptance of the Offer.
- We will waive any applicable surrender charges, any pro-rated charges, and any applicable negative market value adjustment for any amounts invested in the Fixed Investment Option.
- If you have not reached age 59½, a 10% penalty tax (in addition to any income tax due) generally applies to any taxable portion of the Total Offer Amount.

How is the Enhancement Amount calculated?

The Enhancement Amount that will be added to your Contract Value is calculated by multiplying the "Applicable Percentage," which is based on your attained age (see table below), against the applicable Net Amount at Risk ("NAR"). The applicable NAR is the difference, if any, between the Death Benefit (standard Death Benefit or Enhanced Death Benefit) and the Contract Value as of June 30, 2018.

Attained Owner[1] Age	~~<29~~ ~~30-39~~ ~~40-49~~ Up to 49	50-59	60-69	70-79	80-89	90-99	100+
Applicable Percentage	~~30%~~ ~~30%~~ 30%	35%	40%	50%	70%	80%	100%

[1] Owner can include a person or entity such as a Trust. In case of an entity, annuitant age is used.

For example, if you are 65 and your Contract Value is $50,000 and your Death Benefit is $70,000, then your NAR is $20,000 ($70,000 minus $50,000). Your Enhancement Amount would be $8,000, which is 40% (the Applicable Percentage for age 65) x $20,000 (the NAR).

Since the Enhancement Amount is calculated based on the NAR as of June 30, 2018, it is locked in as of that date and will stay the same throughout the Offer Period.

We will never apply less than a minimum Enhancement Amount of $250. This means that even if your Enhancement Amount calculation produces an amount less than $250, we will still add $250 to your Contract Value to calculate the Total Offer Amount.

Please see Schedule B for further details.

Why is John Hancock making this Offer?

We believe that this Offer may be mutually beneficial to us and any Eligible Contract Owners who no longer need or want the guarantees provided by the Contract, the Death Benefit, and, if applicable, the Rider(s).

John Hancock would receive a financial benefit because past market conditions and the ongoing low interest rate environment make continuing to provide these benefits costly to us. We expect making the Offer and payment of any Enhancement Amounts to be less costly to us than continuing to guarantee the benefits. Please note that, over the long term, not accepting the Offer may be more beneficial for some Contract Owners.

Am I eligible for this Offer?

You are eligible for the Offer if:

- You are the owner of a Contract purchased on or after September 15, 1999;
- Your Contract is still in force;
- There is no Death Benefit Claim pending;
- Your Death Benefit is greater than your Contract Value as of June 30, 2018; and
- You have not annuitized your Contract under the Guaranteed Retirement Income Benefit Rider.

Am I required to accept this Offer?

No, this Offer is voluntary. You are not required to accept this Offer or take any action under your Contract. If you do nothing, we will consider you to have rejected the Offer. If you do not accept this Offer, your Contract, Death Benefit and, if applicable, any Rider(s) you may have elected will continue under the same terms.

If you accept this Offer, your entire Contract, Death Benefit and, if applicable, any Rider(s) you may have elected will terminate and have no further value, force or effect.

How do I accept the Offer and what day's pricing will I receive?

We will consider your Acceptance in Good Order once we receive your Buy Back ~~Offer~~ Acceptance Request ~~F~~form and all other necessary documentation, properly completed and signed, in our Administrative Office at the following address: 30 Dan Road, Suite 55444, Canton, MA 02021-2809

In calculating your Total Offer Amount, we will use your Contract Value on the Business Day that we receive your Acceptance in Good Order. If we receive your Acceptance in Good Order after 4 p.m. Eastern Time, we will determine Contract Value as of the close of the following Business Day.

We will add the Enhancement Amount, which was provided to you in your Offer letter, to this Contract Value amount to determine your Total Offer Amount. No Surrender Charge, MVA or other deduction will be applied against the Contract Value.

How long do I have to decide?

To accept the Offer, your Acceptance in Good Order must be postmarked no later than December 7~~5~~, 2018.

What factors should I consider before accepting this Offer?

Prior to accepting the Offer, you should review and understand that you are giving up your Death Benefit (which is either the Standard Death Benefit or the Enhanced Death Benefit Rider), and, if applicable, any additional Rider(s) you may have elected. **Please see Schedule A for more information on these and other Riders.** You may want to discuss this Offer with your financial representative, any other advisers and your beneficiaries.

Once you have terminated your Contract in exchange for the Total Offer Amount, it cannot be undone. We will not reinstate your Contract and/or benefits.

Some additional factors you may wish to consider:

- Whether it is still important for you to leave a Death Benefit for your beneficiaries.
- Whether your current state of health leads you to believe it is likely that you would leave a Death Benefit to your beneficiaries under the Contract.
- Whether you intend to transfer the Total Offer Amount to a different product which could result in additional sales charges.
- Whether your Death Benefit and other Riders are more valuable than the Total Offer Amount.
- Whether accepting this Offer would have a negative tax impact.
- Whether any additional Rider(s) that you may have elected is still important to you, as such Rider(s) may not be available with the same features and at the same charge, if applicable, in a replacement policy. This includes, but is not limited to, whether:
  o The CARESolutions Plus Rider, which provides additional account value accumulation should you have a qualified disability, and/or
  o The guaranteed income stream provided through the Guaranteed Retirement Income Benefit Rider, including whether your future income needs have changed or if you have an alternate source to provide any needed income, and
  o The Total Offer Amount is more important to you than the current value of your Death Benefit and any other Riders.

This Offer may be beneficial for some but not for others. See sample profiles below.

Sample profile of someone who might choose not to take the Offer:

➢ Jan and Paul are in their 70s and enjoying retirement. They are fortunate enough to have a pension and retiree medical coverage. They feel financially secure for the remainder of their lifetimes. They also have 4 grown children for whom Jan and Paul are interested in leaving an inheritance. They are not interested in the Offer, as they don't need cash now, and they would prefer to leave the Death Benefit for their children.

Sample profile of someone who might choose to take the Offer:

➢ Beverly has recently retired, but still has expenses and some debt. Beverly would also love to help pay down some of her children's college loans, and she has an interest in traveling while still in good health. She is interested in the Offer, as it could help meet today's income needs.

The Buy Back Offer may not be available in all states, at all times, or through all financial intermediaries. The Company may modify, suspend, or terminate the Buy Back Offer, in whole or in part, at any time prior to receiving your Acceptance in Good Order in our Administrative Office. The Company may also extend the Offer Period in its sole discretion. In the future, we may make new, additional, or modified offers with different terms that may be more or less favorable than the terms described herein.

What are the tax considerations?

The proceeds you receive when you surrender your Contract may be taxable to you, including the Enhancement Amount. Please consult with your own tax professional to understand the consequences of accepting the Offer. **Please see Schedule C for more information on the taxation of distributions from nonqualified Contracts, traditional IRAs, Roth IRAs, and Contracts held in other qualified retirement plans.** This information is not intended to serve as, and does not constitute, tax advice or a complete list of all the things that you may want or need to consider in deciding whether to accept the Offer.

You should retain this Supplement for future reference.

[Supplement dated July 31, 2018August 1, 2018]

[078/18:VAPS54XX]   333-164147
                    333-164139

SCHEDULE A

You are an Eligible Contract owner if your Death Benefit is in the money. Your Contract has either of the following two Death Benefits:

1.   Standard Death Benefit, at no additional charge.
The standard death benefit under the Contracts is the *greater* of:

- your Contract Value, adjusted by any then-applicable market value adjustment; or
- the total amount of Purchase Payments made, minus any withdrawals and related withdrawal charges.

2.   Enhanced Death Benefit Rider, at an additional charge.
Under this benefit, we will pay the greatest of:

- the standard death benefit;
- the amount of each Purchase Payment you have paid accumulated at 5% effective annual interest during the benefit's measuring period (less any withdrawals you have taken and not including any interest on such amounts after they are withdrawn); or
- the highest total value of your Contract (adjusted by any market value adjustment) as of any anniversary of your Contract during the benefit's measuring period, plus any Purchase Payments you have made since that anniversary, minus any withdrawals you have taken since that anniversary.

The benefit's "measuring period" includes only those Contract Anniversaries that occur (1) before we receive proof of death and (2) before the measuring life turns age 81. If an Owner is also an Annuitant, we generally consider that person to be an "Owner" instead of an "Annuitant" for purposes of determining the benefit's measuring life.

Your Enhanced Death Benefit Rider may differ in your state. You should refer directly to the Rider we gave you when you purchased your Contract. We will provide you with a copy on request. **If you accept the Offer, we will terminate your Contract, Death Benefit and, if applicable, any additional Rider(s) you may have. Such additional Riders include:**

1.   Earnings Enhancement Death Benefit Rider

Under this benefit, the death benefit may be increased by an *earnings enhancement amount* that will vary based on the age of the Owners and Annuitants when you purchased the benefit. In certain marketing materials, this benefit may have been referred to as the "Beneficiary Tax Relief" benefit because any amounts paid under this benefit can be used to cover taxes that may be due on death benefit proceeds under your Contract. Amounts paid under this benefit, however, may also be subject to tax and may be greater than or less than the amount of taxes due on the death benefits.

The earnings enhancement amount is determined as follows:

- if all of the Owners and the Annuitant are under age 70 on the date your benefit was issued, the earnings enhancement amount will be 40% of the difference between the standard death benefit (or enhanced death benefit, if that benefit is in effect) and your "Net Purchase Payments," up to a maximum benefit amount of 80% of your "Adjusted Net Purchase Payments" prior to the date of the decedent's death;
- if any of the Owners or the Annuitant is age 70 or older on the date your benefit was issued, the earnings enhancement amount will be 25% of the difference between the standard death benefit (or enhanced death benefit, if that benefit is in effect) and your "Net Purchase Payments," up to a maximum benefit amount of 50% of your "Adjusted Net Purchase

Payments" prior to the date of the decedent's death; but

- if there are joint Annuitants under your Contract, we will not count the age of the older Annuitant for either of these purposes unless the older Annuitant is also an Owner.

"Net Purchase Payments," for purposes of this benefit, means Purchase Payments you paid for the Contract, less any withdrawals in excess of earnings from your Contract (including any charges imposed on these withdrawals). For this purpose, we consider withdrawals to be taken first from earnings on your Contract before they are taken from your Purchase Payments. "Adjusted Net Purchase Payments" means Net Purchase Payments minus any Purchase Payments you paid in the 12-month period prior to the decedent's death (excluding the initial Purchase Payments).

2. **Accumulated Value Enhancement Benefit or CARESolutions Plus Rider, at an additional charge.**

If you elected this benefit when you purchased a Contract, we will make a contribution to the Contract Value on a monthly basis if the covered person (who must be an Owner and the Annuitant):

- is unable to perform at least 2 activities of daily living without human assistance or has a cognitive impairment; *and*
- is receiving certain qualified services described in the Rider.

The amount of the contribution (called the "Monthly Benefit") is shown in the specifications page of the Contract. However, the benefit contains an inflation protection feature that will increase the Monthly Benefit by 5% each year after the 7th Contract Year. The specifications page of the Contract also contains a limit on how much the Contract Value can be increased by this benefit (the "benefit limit"). The Rider must be in effect for 7 years before any increase will occur.

You could elect this benefit only when you applied for a Contract, if it was then available in your state. Under our current administrative rules, the Monthly Benefit (without regard to the inflation protection feature) is equivalent to 1% of your initial Purchase Payment, up to a maximum Purchase Payment of $300,000. We may reduce this $300,000 limit further, however, if you own additional annuity contracts issued by John Hancock USA and its affiliates that provide a similar benefit. The $300,000 limit applies only to the calculation of the Monthly Benefit under the accumulated value enhancement Rider. (See "Limits on Purchase Payments" for a general description of other Purchase Payment limits under the Contract.)

The Rider terminates if the Contract terminates, if the covered person dies, if the benefit limit is reached, if the Owner is the covered person and the ownership of the Contract changes, or if, before annuity payments start, the Contract Value falls below an amount equal to 25% of your initial Purchase Payment. You may cancel the Rider by written notice at any time. The Rider charge terminates when the Rider terminates.

If you choose to continue the Rider after the Contract's Maturity Date, charges for the Rider will be deducted from annuity payments and any Monthly Benefit for which the covered person qualifies will be added to the next annuity payment.

In certain marketing materials, this Rider may have been referred to as "CARESolutions Plus."

3. Guaranteed Retirement Income Benefit Rider

(*Applicable only to Contracts issued before May 1, 2004 that may have been issued with the Guaranteed Retirement Income Benefit Rider*)

Under this Rider, we guarantee the amount of annuity payments you receive, if the following conditions are satisfied:

- The Maturity Date must be within the 30 day period following a Contract Anniversary.
- If the Annuitant was age 45 or older on the date of issue, the Contract must have been in effect for at least 10 Contract Years on the Maturity Date and the Maturity Date must be on or after the Annuitant's 60th birthday and on or before the Annuitant's 90th birthday.
- If the Annuitant was less than age 45 on the date of issue, the Contract must have been in effect for at least 15 Contract Years on the Maturity Date and the Maturity Date must be on or before the Annuitant's 90th birthday.

If your Contract was issued with this Rider, you need not choose to receive the guaranteed income benefit that it provides. Rather, unless and until such time as you exercise your option to receive a guaranteed income benefit under this Rider, you will continue to have the option of exercising any other right or option that you would have under the Contract (including withdrawal and annuity payment options) if the Rider had not been added to it.

If you decided to add this Rider to your Contract, and if you ultimately decide to take advantage of the guaranteed income it provides, we will automatically provide that guaranteed income in the form of fixed payments under our "Option A: Life Annuity with Payments for a Guaranteed Period" described below under "Annuity Options." The guaranteed period will automatically be a number of years that the Rider specifies, based on the Annuitant's age at the annuity date and whether your Contract is purchased in connection with a Qualified Plan. (These specified periods range from 5 to 10 years.) You will have no discretion to vary this form of payment, if you choose the guaranteed income benefit under this Rider.

We guarantee that the amount you can apply to this Annuity Option to be at least equal to the amount of each Purchase Payment you have paid, accumulated at the rate(s) specified in the Contract, but adjusted for any withdrawals you have taken. The accumulation rates differ between (a) Contract Value allocated to a Fixed Investment Option or Money Market Investment Option (currently 4%) and (b) Contract Value allocated to all other Variable Investment Options (currently 5%). Withdrawals reduce the accumulated amount in direct proportion to the percentage of Contract Value that was reduced by the withdrawal (including any withdrawal charges). After a withdrawal, the accumulation rate(s) are only applied to the remaining accumulated amount. If your total Contract Value is higher than the amount we guarantee, we apply the higher amount to the Annuity Option instead of the guaranteed amount.

There is a monthly charge for this Rider as described in the Fee Tables. The Rider (and the related charges) automatically terminate if your Contract is surrendered or the Annuitant dies. After you've held your Contract for 10 years, you can terminate the Rider by written request.

SCHEDULE B

Hypothetical Total Offer Amount Examples

The following examples demonstrate how we calculate the Total Offer Amount.

Assumptions:

Attained Owner Age	<29	30-39	40-49	50-59	60-69	70-79	80-89	90-99	100+
Enhancement Percent	30%	30%	30%	35%	40%	50%	70%	80%	100%

Example 1 – Contract Owner is 85:

Contract Value:	$10,000
Death Benefit:	$30,000
Net Amount at Risk (NAR):	$20,000
Enhancement Percent (per chart above):	70%

Enhancement Amount: The Enhancement Amount is determined as a percentage of the NAR, as of on June 30, 2018, based on the attained age of the Contract Owner, subject to a minimum of $250.

In this example, the Enhancement Amount is the greater of $250 or 70% of the NAR (70% x $20,000) = $14,000.

The Enhancement Amount is $14,000.

Total Offer Amount: The Total Offer Amount is determined by adding the Enhancement Amount to the Contract Value as of the Business Day we receive your Acceptance in Good Order.

In this example, the Total Offer Amount is equal to $14,000 + $10,000 = **$24,000.**

Example 2 - Contract Owner is age 65:

Contract Value:	$50,000
Death Benefit:	$75,000
Net Amount at Risk (NAR):	$25,000
Enhancement Percent (per chart above):	40%

Enhancement Amount: The Enhancement Amount is determined as a percentage of the NAR as of on June 30, 2018, based on the attained age of the Contract Owner, subject to a minimum of $250.

The Enhancement Amount is the greater of $250 or 40% of the NAR (40% x $25,000) = $10,000.

In this example, the Enhancement Amount is $10,000.

Total Offer Amount: The Total Offer Amount is determined by adding the Enhancement Amount to the Contract Value as of the Business Day we receive your Acceptance in Good Order.

In this example, the Total Offer Amount is equal to $10,000 + $50,000 = **$60,000.**

Example 3 - Contract Owner is 45, and the Enhancement Amount is less than the minimum value of $250:

Contract Value:	$1,000
Death Benefit :	$1,500
Net Amount at Risk (NAR):	$500
Enhancement Percent (per chart above):	30%

Enhancement Amount: The Enhancement Amount is determined as a percentage of the NAR as of June 30, 2018, based on the attained age of the Contract Owner, subject to a minimum of $250.

The Enhancement Amount is the greater of $250 or 30% of the NAR (30% x $500) = $150.

In this example, the Enhancement Amount is set at $250 because the minimum Enhancement Amount is $250.

Total Offer Amount: The Total Offer Amount is determined by adding the Enhancement Amount to the Contract Value as of the Business Day we receive your Acceptance in Good Order.

In this example, the Total Offer Amount is equal to $1,000 + $250 = **$1,250.**

SCHEDULE C

Nonqualified Contracts
(Contracts Not Purchased to Fund an IRA or Other Qualified Plan)

If you accept this termination offer and surrender your Contract, you will be taxed on the Total Offer Amount to the extent it exceeds your investment in the Contract. This means that you may be taxed on all or a portion of the Enhancement Amount. The amount subject to tax represents ordinary income and not capital gains. In general, your investment in the Contract equals the total premiums you have made over the life of the Contract, reduced by any amounts previously distributed from the Contract that were not subject to income tax. However, if you originally purchased your Contract through a tax-deferred Section 1035 exchange of another contract, your investment in the Contract equals the carryover investment in the replaced contract, plus any premium payments you made to your Contract after the exchange and less any non-taxable distributions received after the exchange.

Aggregation of Contracts
Under certain circumstances, you may be taxed on an amount other than the excess of the Total Offer Amount over your investment in the Contract. When a taxpayer has purchased two or more nonqualified deferred annuity contracts from the same insurance company or its affiliates during the same calendar year, all such contracts are treated as one contract for purposes of determining how much is includible in income on the surrender of any contract in the group. If you own other nonqualified deferred annuity contracts, issued by us or our affiliate during the same calendar year as this Contract, we must aggregate the contracts to determine the taxable portion of the amount received on surrender of the Contract. Whether the other contracts have a gain or loss will, therefore, affect how much of the Total Offer Amount represents income.

Penalty Tax on Premature Distributions from a Nonqualified Annuity
In addition to income tax, there is a 10% penalty tax on the taxable amount of a distribution from a deferred annuity contract. Exceptions to this 10% penalty tax include distributions:
- Received on or after the date the Contract Owner reaches age 59½;
- Attributable to the Contract Owner becoming disabled (as defined in the tax law);
- Made to a beneficiary on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary Annuitant; or
- Made as a series of substantially equal periodic payments (not less frequently than annually) for the life or life expectancy of the Contract Owner or for the joint lives or joint life expectancies of the Contract Owner and a designated beneficiary.*

* A contract owner, who has been taking a series of substantially equal periodic payments from a contract, may be subject to retroactive application of the penalty tax, plus interest, on a surrender or other change in the payments before the later of turning age 59½ and the passage of five years after the date of the first payment in the series.

Section 1035 Exchanges
You may avoid current tax on the income from the surrender of your Contract if you exchange it for another annuity contract in accordance with Internal Revenue Code ("Code") section 1035. If you elect to do a 1035 exchange to another contract, you will not be taxed until you take a distribution from that contract. For a 1035 exchange, you must first provide us with the other company's properly completed paperwork and we must pay the Total Offer Amount directly to the other company. You may not take a cash distribution if you intend to defer tax through a 1035 exchange.

Traditional IRAs

In general, all amounts paid out from a Traditional IRA Contract are taxable as ordinary income. In effect, this means that you will be taxed on the Enhancement Amount. However, a portion of what you receive may be excludible from income, if you either made non-deductible contributions to your Contract or had rolled over after-tax contributions from a tax-qualified retirement plan. If you have more than one Traditional IRA, non-deductible contributions in any of those IRAs will factor into the determination of how much of the Total Offer amount is includible in your income. Note that we must report all distributions from IRAs as taxable and you must claim any after-tax amounts when filing your individual tax return.

Penalty Tax on Premature Distributions from a Traditional IRA

In addition to income tax, there is a 10% penalty tax on the taxable amount of any distribution from a Traditional IRA. The penalty tax does not apply to a payment:

- Received on or after the date on which the Owner reaches 59½;
- Received on or after the Owner's death;
- Attributable to the Owner's disability (as defined in the tax law); or
- Made as a series of substantially equal periodic payments (not less frequently than annually) for the life or life expectancy of the Owner or the joint lives or joint life expectancies of the Owner and a designated beneficiary.*

* A contract owner, who has been taking a series of substantially equal periodic payments from a contract, may be subject to retroactive application of the penalty tax, plus interest, on a surrender or other change in the payments before the later of turning age 59½ and the passage of five years after the date of the first payment in the series.

In addition, the 10% penalty tax does not apply to certain distributions from IRAs that are used for first time home purchases or for higher education expenses, or to distributions made to certain eligible individuals called to active duty after September 11, 2001. Special conditions must be met for these three exceptions to the penalty tax.

Transfers and Rollovers

You may avoid current tax on the income from the surrender of your Contract if you do either a direct transfer of your Total Offer Amount to another Traditional IRA or an indirect rollover to another Traditional IRA. In order to do a direct transfer, you must provide us with the properly completed transfer forms from the issuer of your other Traditional IRA and we will make payment directly to the other issuer. For an indirect rollover, we will pay the Total Offer Amount to you and you are responsible for ensuring that the funds are contributed to your other Traditional IRA within the 60-day window that begins with your receipt of the distribution. If you elect to receive a check, the 60 days begins with your receipt of the check not with the date you cash the check. Please note that you may make only one indirect rollover with respect to all your Traditional IRAs within a 12-month period.

Depending on the terms of the plan, you may also be able to do a direct rollover to a tax-qualified retirement plan in which you are a participant. You should consult with your plan administrator as to whether that is an option. We must receive properly completed forms from the plan to process any such rollover and payment will be made to the plan.

You may do a rollover from a Traditional IRA to a Roth IRA. A rollover to a Roth IRA is taxable but is not subject to the additional 10% penalty tax.

Roth IRAs

Qualified distributions from a Roth IRA are excluded from income. A qualified distribution must satisfy two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

- Received after the Owner turns age 59½;
- Received after the Owner's death;
- Attributable to the Owner being disabled (as defined in the tax law); or
- A qualified first-time home buyer distribution within the meaning of section 72(t)(2)(F) of the Code.

This means that you may be taxed on all or a portion of the Enhancement Amount.

Penalty Tax on Premature Distributions from a Roth IRA
Taxable distributions before age 59½ may also be subject to a 10% penalty tax. This early distribution penalty tax may also apply to amounts converted to a Roth IRA that are subsequently distributed within the 5-year period beginning in the year of conversion. Please read *Penalty Tax on Premature Distributions from a Traditional IRA*, above, for more information.

Transfers and Rollovers
A direct transfer or an indirect rollover from one Roth IRA to another Roth IRA is not subject to current income tax. In order to do a direct transfer, you must provide us with the properly completed transfer forms from the issuer of your other Roth IRA and we will make payment directly to the other issuer. For an indirect rollover, we will pay the Total Offer Amount to you and you are responsible for ensuring that the funds are contributed to your other Roth IRA within the 60-day window that begins with your receipt of the distribution. If you elect to receive a check, the 60 days begins with your receipt of the check not with the date you cash the check. Please note that you may make only one indirect rollover with respect to all your Roth IRAs within a 12-month period.

Contracts Held In Other Qualified Retirement Plans

Depending on your age, the terms of the plan and the applicable provisions of the Code, there may be restrictions on your ability to receive a distribution from the Contract. Please consult with your plan administrator concerning your ability to receive a distribution from the Contract.

In general, the amount paid to you on surrender of the Contract is taxable as ordinary income. If you have made non-deductible contributions to the Contract, distribution of those amounts are not subject to tax. This means that you may be taxed on the Enhancement Amount.

Penalty Tax on Premature Distributions from Qualified Plans
In addition to income tax, there is a 10% penalty tax on the taxable amount of any distribution from a qualified retirement plan. The penalty tax does not apply to a payment:

- Received after the employee reaches age 59½;
- Received after the employee's death;
- Attributable to the employee's disability (as defined in the tax law);
- Made to the employee after separation from service after attainment of age 55; or
- Made as a series of substantially equal periodic payments (not less frequently than annually) for the life or life expectancy of the employee or the joint lives or joint life expectancies of the employee and a designated beneficiary, provided that such payments began after the employee separated from service.*

13

* A contract owner, who has been taking a series of substantially equal periodic payments from a contract, may be subject to retroactive application of the penalty tax, plus interest, on a surrender or other change in the payments before the **later** of turning age 59½ and the passage of five years after the date of the first payment in the series.

Rollovers

A direct rollover to another eligible retirement plan, including a Traditional IRA, is not subject to current income tax. Please check with the other plan first to confirm that it will accept a direct rollover from your Contract. In order to do a direct rollover, you must provide us with the properly completed paperwork from the other plan or IRA and we will make payment directly to them.

You may also do an indirect rollover to a Traditional IRA and, depending on the terms of the plan, may be able to do an indirect rollover to another eligible retirement plan. Please check with the other plan first to confirm that it will accept an indirect rollover from your Contract. For an indirect rollover, we will pay you and you are responsible for ensuring that the funds are contributed to your Traditional IRA or other eligible retirement plan within the 60-day window that begins with your receipt of the distribution. If you elect to receive a check, the 60 days begins with your receipt of the check not with the date you cash the check. Please note that we must withhold 20% of your Total Offer Amount as tax if you elect any cash distribution, even if you intend to do an indirect rollover. That means, if you wish to complete an indirect rollover of the entire Total Offer Amount, you must make up the 20% shortfall with other funds. The 20% withheld can be claimed as a credit against your federal income tax liability for the year.



Buy Back Acceptance Request
For IRA and Non-Qualified Contracts

Instructions

Use this form to TERMINATE your annuity contract in exchange for a one-time payment of your Contract value plus an additional fixed sum, or "Enhancement Amount," as stated in the enclosed letter. For use with the following: IRAs, Roth IRAs and non-qualified annuities.

IMPORTANT: Please review your prospectus and contract with your financial representative for further details regarding the impact of terminations.

- This termination will have tax consequences. Please read enclosed supplement.

- For a direct IRA or Roth IRA transfer or for a 1035 exchange of a non-qualified contract, you must submit the properly completed forms from the financial institution that will receive the termination distribution.

- Upon termination, your contract cannot be reinstated.

- This termination will not have any surrender charges.

Also included with this Buy Back Acceptance Request Form is an IRS Form W-9 Request for Taxpayer Identification Number and Certification. **As part of the process, each owner must provide us with a properly completed and signed Form W-9.** Please refer to the instructions on Form W-9 for how to properly complete the form. An owner who is not a U.S. citizen, U.S. resident alien or other U.S. person should not complete Form W-9. Instead, please complete the version of IRS Form W-8 that applies to you. You can obtain the various versions of Form W-8 and their instructions from the IRS website at www.irs.gov.

Questions about this form? ☎ 1-800-528-0198   📠 **To submit your form in Good Order, please see Section 5.**

1. Information About You

Contract Owner Information:

_____
Contract Number

_____
Contract Owner's Phone Number

_____
Date of Birth (MM/DD/YYYY)

_____
Owner or Trust's Name (First)

_____
(MI)   (Last)

_____
Owner's Address (Street)

_____
(City)

_____
(State)

_____
(Zip)

Co-Owner Information (if applicable):

_____
Co-Owner's Name

_____
Co-Owner's Phone Number

_____
Date of Birth (MM/DD/YYYY)

_____
Co-Owner's Address (Street)

_____
(City)

_____
(State)

_____
(Zip)

_____
Financial Representative's Name (if applicable)

_____
Financial Representative's Phone Number

2a. Federal Income Tax Withholding (Please select ONE of the following options)

Note: John Hancock will withhold 10% from the taxable portion of your distribution, unless you elect otherwise below.

You must provide your U.S. residence address in order to elect no withholding. You must also provide a properly completed and signed IRS Form W-9. If you elect not to have income tax withheld from your withdrawal, or you do not have enough income tax withheld, you may be responsible for payment of estimated tax. You may incur penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

☐ DO NOT withhold federal income tax (you MUST also submit or have an IRS Form W-9 on file with us).
  Check this box for a direct IRA/Roth IRA transfer or for a 1035 exchange. Also check this box if you intend to do an indirect IRA/Roth IRA rollover.

☐ Withhold $ _____ or _____ % of federal income tax.
  The dollar amount or percent must equal at least 10% of the taxable portion of your distribution. If the amount requested is less than 10% of the taxable portion of your distribution, John Hancock will default to 10%.

IMPORTANT:
When an annuity is held by a trust, we will withhold taxes unless the trustee signs a Form W-9 that includes the trust's information.

Contract Number: _____

2b. State Income Tax Withholding

State income tax withholding may also apply to your distribution. The applicable state withholding rules are outlined below. Please note that state income tax applies even if the state allows you to elect out of withholding. If you reside in a state that gives you withholding options, you must provide the information or forms requested below. If you do not, we will apply state withholding based on your state's default rules. Please note that state income tax will apply even if your state allows you to elect out of withholding.

- **If you reside in Iowa, Kansas, Maine, Massachusetts, Nebraska, Oklahoma, or Virginia,** state income tax withholding is required whenever federal income taxes are withheld. We will apply the state's default withholding rate to the taxable portion of your distribution. You cannot elect out of state withholding when federal tax is withheld.

- **If you reside in Virginia** and you elect out of federal withholding, you are not subject to state withholding. However, state income tax will still apply and you may request that we withhold Virginia income tax on a distribution from your non-qualified annuity by providing us a completed Form VA-4P. Please note that Virginia does not permit state withholding on any distribution from an IRA.

- **If you reside in Arkansas,** state withholding is required when federal taxes are withheld. We will apply the Arkansas default withholding rate to the taxable portion of your distribution. However, you can elect out of Arkansas state withholding by providing us with a completed Form AR4P.

- **If you reside in the District of Columbia,** withholding is required on any full surrender of an IRA. We must withhold using the District's highest income tax rate.

- **If you reside in Vermont,** state withholding will apply whenever federal tax is withheld, unless you instruct us otherwise.
  ☐ Please DO NOT withhold Vermont taxes.

- **If you reside in Michigan,** state tax withholding requirements depend on your age and the amount of the distribution; please provide a completed Michigan Form W-4P to claim any exemptions.

- **If you reside in North Carolina or Oregon,** you may elect to have state tax withheld or not to have state tax withheld. If you elect to have state income tax withheld we will apply the state's default withholding rate.
  ☐ Please DO NOT withhold state income taxes. ☐ Please withhold state income tax at the default rate determined by my state.

- **If you reside in Connecticut,** state income tax withholding is mandatory. If your contract is an IRA, we must withhold 6.99% of the distribution. For a nonqualified contract, you must provide a completed Connecticut Form CT W-4P. If you do not provide the CT W-4P, we must withhold 6.99% of the taxable portion of your distribution. Connecticut withholding applies only to payments made to individuals.

- **If you reside in California, Georgia, Indiana, Maryland, Missouri, Montana, New Jersey, or New Mexico,** you may elect in or out of state withholding. If you elect to have state tax withheld, you must specify a whole dollar amount of at least $10 to withhold. We will not withhold state tax unless you enter an amount below.
  ☐ Please DO NOT withhold state income taxes. ☐ Please withhold _____ (Whole Dollar Amount of at least $10)

- **If you reside in Wisconsin,** you may elect to have state tax withheld on a distribution taken from your IRA. If you elect to have state tax withheld, you must specify a whole dollar amount of at least $10. We will not withhold Wisconsin tax unless you enter an amount below. You may not elect to have state tax withheld on a distribution from a non-qualified annuity contract.
  ☐ Please DO NOT withhold state income taxes. ☐ Please withhold _____ (Whole Dollar Amount of at least $10)

- **If you reside in Alaska, Arizona, Florida, Hawaii, Kentucky, Mississippi, Nevada, New Hampshire, New York, Ohio, Rhode Island, South Dakota, Tennessee, Texas, Washington, or Wyoming,** either your state has no applicable income tax or the state has no provision for withholding on annuity or IRA distributions. Therefore, we cannot withhold state tax.

- **If you reside in a state not listed above, state tax withholding is completely voluntary. If you would like state taxes withheld, please provide a whole dollar amount of at least $10 or a percentage to be withheld.**

  Please withhold $ _____ or _____ % for state income tax

For more information please contact your qualified tax professional.

Important Note

If you are not a U.S. person, the above federal and state tax withholding rules do not apply to you. Instead, we are required to withhold 30% of the taxable portion of your benefits, unless you reside in a country which has a tax treaty with the United States and that treaty provides an exemption or a reduced withholding rate for income distributed from an IRA or annuity. To claim the benefit of a tax treaty, you must provide a properly completed IRS Form W-8, which must include the foreign Tax Identifying Number issued to you by your country of tax residence or a statement that your country does not issue such numbers. If your country of tax residence has not issued you a Tax Identifying Number, you must include a U.S. Taxpayer Identification Number on the Form W-8 to claim treaty benefits. If you do not have a U.S. Taxpayer Identification Number, you may apply for one by submitting Form W-7 to the IRS. IRS Forms W-7 and W-8 and their instructions are available on the IRS website at www.irs.gov.

Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York)

Contract Number: _____

3. Payment Options (Please select ONE of the following options)

Please select only ONE of the following options. Unless you instruct us otherwise below, the distribution will be mailed to the contract owner's address of record.

Option 1. ☐ **Electronic Fund Transfer (EFT) – A QUICK AND SAFE WAY TO RECEIVE YOUR PAYMENT.**

☐ **Please send the distribution to my checking account.**
Attach a voided check here. **Deposit slips and starter checks are not accepted.** The voided check must be in the name of the Contract Owner. We cannot send funds to any financial institution with POA, Guardian, Conservator, or other fiduciary included in the financial institution registration unless there is an indication of their fiduciary position pre-printed on the check from the financial institution. Example: Jane Smith, POA



> **Note: A Medallion Signature Guarantee (MSG) is required at the end of this form if you elect EFT. If we do not receive this form with an MSG in good order, we will default to sending you a check to your address of record.**

Option 2. ☐ **Regular Mail** – The proceeds will arrive within 5-7 business days.

☐ **Please send the proceeds to my address of record.** This is the default option. John Hancock will send the proceeds to your address of record unless you elect otherwise below.

☐ **Please send the proceeds to an alternate address.** Please indicate the address to which you would like John Hancock to send the distribution below.

IMPORTANT: A Medallion Signature Guarantee (Section 4) is required if you choose to have the distribution sent to an alternate address. The Medallion Signature Guarantee must be original; facsimiles will not be accepted.

_____   _____   _____   _____
Owner's Address (Street)   (City)   (State)   (Zip)

4. Authorization and Acceptance

Medallion Signature Guarantees

• Have you selected electronic fund transfer?	☐ Yes	☐ No
• Have you changed the mailing address on file with John Hancock within the last 30 days?*	☐ Yes	☐ No
• Is the amount requested $250,000 or over?*	☐ Yes	☐ No
• Have you opted to have your check sent to an alternate address?*	☐ Yes	☐ No

*Not applicable to New Jersey contracts.

If you answered "YES" to any of the questions above, you MUST obtain a Medallion Signature Guarantee (MSG). MSGs are used as an added security measure for your contract and may be obtained at most financial institutions. The MSG we receive must be an original; facsimiles or photocopies will not be accepted.

EFT Authorization

Contact Owner Authorization

I hereby authorize John Hancock Life Insurance Company (U.S.A.) ("John Hancock") to deposit this distribution directly to my financial institution account, as indicated above. I authorize the financial institution identified above to accept such credit entries from John Hancock, and to credit my account at that financial institution in accordance with those credit entries. If an amount should be credited to my account in error (including any overpayment to my account), I authorize and direct the financial institution designated on this form to debit my account and refund such amount to John Hancock. I agree to hold John Hancock harmless for any failure by my financial institution to credit my account or for any delay by my financial institution in crediting funds to my account.

I agree that this arrangement is made for my convenience, and that any payments directly received by me, rather than credited to my financial institution account, as a result of mistake or otherwise, shall not subject John Hancock to any liability in excess of that owed to me under the enclosed letter. I understand that John Hancock is relying on the information that I have provided on this form, and further understand that John Hancock will not be liable for any losses or charges due to incorrect, outdated or incomplete information that has been provided on this form.

If the financial institution account identified above is jointly owned, this authorization will not be effective without the signature of the joint account owner below.

This authorization will remain in effect until John Hancock receives a written notice from me stating otherwise and until John Hancock has had a reasonable chance to act upon such notice.

Contract Number: _____

4. Authorization and Acceptance (continued)

I hereby certify the information on this form is correct and accurate and that I have read and understand all four (4) pages of this form. By signing below, I understand that this request is subject to all the terms and conditions of the contract. I also understand that once this distribution is made and released by John Hancock, this contract will not be reinstated. I direct John Hancock to make the distribution in accordance with the designation on this form.

I acknowledge that any termination of my annuity contract will be subject to taxation, and that an additional 10% tax may apply if I am under age 59½. I am also aware that I may lose certain benefits if I terminate my contract.

By signing below I am providing written permission for John Hancock Life Insurance Company (U.S.A.) to obtain a consumer report about me as part of its process to authenticate my identity and to protect against fraud. The consumer report will be used solely to validate that I am an authorized holder, user or signatory of the account used or to be used in connection with the current or future transfer of funds. John Hancock will notify me if any adverse action is taken on the basis of such report.

CHECK HERE ☐   I have read the enclosed prospectus supplement and understand and accept that I will be terminating my contract in its entirety including any applicable guarantees. In return I will receive an Enhancement Value as stated in the enclosed letter, which will be added to my Contract value as of the date the paperwork is received by John Hancock in good order.

SIGN HERE ▶ _____
Signature of Owner (or Trustee)
Contract Owner Signature

_____
Today's Date (MM/DD/YYYY)

SIGN HERE ▶ _____
Signature of Co-Owner (or Trustee)
Joint Bank Account Owner Signature (if applicable)

_____
Today's Date (MM/DD/YYYY)

SIGN HERE ▶ _____
Signature of Assignee (Custodian, if applicable)

_____
Today's Date (MM/DD/YYYY)

SIGN HERE ▶ _____
Signature of Custodian (Custodian, if applicable)

_____
Today's Date (MM/DD/YYYY)

Medallion Signature Guarantee Stamp
(if applicable)

Medallion Signature Guarantee Stamp
(if applicable)

5. Submission Instructions

Please enclose all necessary documents and mail this form in good order to:

 John Hancock Annuities
Service Center
PO Box 55444
Boston, MA 02205-5444

 **Overnight Deliveries**
John Hancock Annuities
Service Center
30 Dan Road, STE. 55444
Canton, MA 02021-2809

 **Questions:** 1-800-528-0198

 **To fax this form:** 1-617-663-3160

Did you remember to:
- **Complete and enclose** the attached IRS Form W-9?
- **Obtain a Medallion Signature Guarantee** if applicable?
- **Sign and date** above?
- **Provide your financial institution account information**?

Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York)



Buy Back Acceptance Request
For Qualified Contracts

Instructions

Use this form to TERMINATE your Annuity Contract for a one-time payment of your Contract value plus an additional fixed sum, or "Enhancement Amount," as stated in the enclosed letter. For use with the following: 403(b) contracts, 403(a) Annuity Plans, Keogh, 401(k), Money Purchase, Profit-Sharing, Defined Benefit, Defined Contribution and 457(b) Governmental Plans.

IMPORTANT: Please review your prospectus and Contract with your financial representative for further details regarding the impact of terminations.

- This termination will have tax consequences. Please read enclosed supplement and Special Tax Notice.

- Upon termination, your Contract cannot be reinstated.

- This termination will not have any surrender charges.

Notarized spousal consent may be required. If you are married, federal law requires that your spouse provide notarized consent not more than 90 days prior to the date the Total Offer Amount is paid. Please refer to Section 4. This requirement does not apply to 457(b) Governmental Plans or non-ERISA 403(b) contracts.

Also included with this Buy Back Acceptance Form is an IRS Form W-9 Request for Taxpayer Identification Number and Certification. **As part of the process, each owner must provide us with a properly completed and signed Form W-9.** Please refer to the instructions on Form W-9 for how to properly complete the form. An owner who is not a U.S. citizen, U.S. resident alien or other U.S. person should not complete Form W-9. Instead, please complete the version of IRS Form W-8 that applies to you. You can obtain the various versions of Form W-8 and their instructions from the IRS website at www.irs.gov.

Questions about this form?  1-800-528-0198   **To submit your form in Good Order, please see Section 7.**

---

1. Information About You

Contract Owner Information:

_____
Contract Number

_____
Contract Owner's Phone Number

_____
Date of Birth (MM/DD/YYYY)

_____
Owner or Trust's Name (First)

_____ _____
(MI)   (Last)

_____
Owner's Address (Street)

_____ _____
(City)   (State)

_____
(Zip)

Co-Owner Information (if applicable):

_____
Co-Owner's Name

_____
Co-Owner's Phone Number

_____
Date of Birth (MM/DD/YYYY)

_____
Co-Owner's Address (Street)

_____ _____
(City)   (State)

_____
(Zip)

_____
Financial Representative's Name (if applicable)

_____
Financial Representative's Phone Number

2a. Federal Income Tax Withholding (Please select ONE of the following options)

Eligible Rollover Distributions: The distribution payable on termination of your annuity contract is an Eligible Rollover Distribution. Federal law requires that we withhold 20% from the taxable portion of the distribution. We do not have to withhold on an Eligible Rollover Distribution if you instruct us to process a direct rollover to an IRA or other eligible retirement plan. Please read the enclosed Special Tax Notice for Annuitants.

☐ I choose not to do a direct rollover. I have read the Special Tax Notice for Annuitants and I understand that 20% will be withheld from the taxable portion of my Eligible Rollover Distribution. I waive the 30 day waiting period.

☐ I instruct you to roll my Eligible Rollover Distribution directly to an IRA or other eligible retirement plan with _____ . I have read the Special Tax Notice for Annuitants. I have enclosed the required forms to process the rollover. I waive the 30 day waiting period. *If you wish to complete a direct rollover, you must provide John Hancock with the proper paperwork from the financial institution that holds your IRA or from the other eligible retirement plan.*

Contract Number: _____

2b. State Income Tax Withholding

State withholding may also apply to the taxable portion of any benefits you elect NOT to roll over directly to an IRA or other eligible retirement plan. The applicable state withholding rules are outlined below. If you reside in a state that gives you withholding options, you must provide the information or forms requested below. If you do not, we will apply state withholding based on your state's default rules. Please note that state income tax will apply even if your state allows you to elect out of withholding.

The following states require state income tax withholding on an Eligible Rollover Distribution that is not directly rolled over to an IRA or other eligible retirement plan: Arkansas, Connecticut, District of Columbia, Iowa, Kansas, Maine, Maryland, Massachusetts, Nebraska, North Carolina, Oklahoma, Vermont and Virginia. We will apply the state's default withholding rate to the taxable portion of your distribution.

Other State Withholding Requirements

- **If you reside in Michigan,** state tax withholding requirements depend on your age and the amount of the distribution; please provide a completed Michigan Form MI W-4P to claim any exemptions.

- **If you reside in Puerto Rico,** we are generally required to withhold 10%.

- **If you reside in Oregon,** you may elect to have state tax withheld or not to have state tax withheld. If you elect to have state income tax withheld, we will apply the state's default withholding rate.
  ☐ Please do not withhold state income tax. ☐ Please withhold state income tax.

- **If you reside in California, Georgia, Indiana, Missouri, Montana, New Jersey, New Mexico, or Wisconsin,** you may elect in or out of state withholding. If you elect to have state tax withheld, you must specify a whole dollar amount of at least $10 to withhold. We will not withhold state tax unless you enter an amount below.
  ☐ Please do not withhold state income tax. ☐ Please withhold $_____ (Whole Dollar Amount).

- **If you reside in Alaska, Arizona, Florida, Hawaii, Kentucky, Mississippi, Nevada, New Hampshire, New York, Ohio, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Washington or Wyoming,** either your state has no applicable income tax or the state has no provision for withholding on distributions from section 403(b) contracts or qualified retirement plans. Therefore, we cannot withhold state tax.

- **If you reside in a state not listed above,** state tax withholding is completely voluntary. If you would like state taxes withheld, please provide a whole dollar amount of at least $10 or a percentage to be withheld.
  ☐ Please withhold $_____ or _____% for state income tax.

For more information please contact a your qualified tax professional.

Important Note

If you are not a U.S. person, the above federal and state tax withholding rules do not apply to you. Instead, we are required to withhold 30% of the taxable portion of your benefits, unless you reside in a country which has a tax treaty with the United States and that treaty provides an exemption or a reduced withholding rate for income distributed from a pension or retirement plan. To claim the benefit of a tax treaty, you must provide a properly completed IRS Form W-8, which must include the foreign Tax Identifying Number issued to you by your country of tax residence or a statement that your country does not issue such numbers. If your country of tax residence has not issued you a Tax Identifiying Number, you must include a U.S. Taxpayer Identification Number on the Form W-8 to claim treaty benefits. If you do not have a U.S. Taxpayer Identification Number, you may apply for one by submitting Form W-7 to the IRS. IRS Forms W-7 and W-8 and their instructions are available on the IRS website at www.irs.gov.

3. Payment Options (Please select ONE of the following options)

Please select only ONE of the following options. Unless you instruct us otherwise below, the proceeds will be mailed to the contract contract owner's address of record.

Option 1. ☐ **Electronic Fund Transfer (EFT) – A QUICK AND SAFE WAY TO RECEIVE YOUR PAYMENT.**

IMPORTANT: Please attach a voided check to this request (deposit slips and starter checks are not accepted). The voided check must be in the name of the owner(s). If the annuity is registered to a trust, the funds must be sent to a financial institution in that trust's name. Please allow two business days from the effective date of the withdrawal for the payment to be credited to your account.

We cannot send funds to any financial institution with POA, Guardian, Conservator, or other fiduciary included in the financial institution registration unless there is an indication of their fiduciary position pre-printed on the check from the financial institution. Example: Jane Smith, POA

Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York)

Contract Number: _____

3. Payment Options (Please select ONE of the following options)

Please attach the copy of the voided check here.



> **Note: A Medallion Signature Guarantee (MSG) is required (See Section 7) if you elect EFT. If we do not receive this form with an MSG in Good Order, we will default to sending you a check to your address of record.**

Option 2. ☐ **Regular Mail** – The proceeds will arrive within 5-7 business days.

☐ **Please send the distribution to my address of record.** This is the default option. John Hancock will send the proceeds to your address of record unless you elect otherwise below.

☐ **Please send the distribution to an alternate address.** Please indicate the address to which you would like John Hancock to send the proceeds below.

IMPORTANT:
If alternate address is selected, a Medallion Signature Guarantee Stamp and original documents are required.

_____ _____ _____ _____
Street Address   City   State   Zip

4. Spousal Consent (Does not apply to 457(b) Governmental Plans or non-ERISA 403(b) contracts)

If you are married, federal law requires that your spouse provide notarized consent not more than 90 days prior to the date the Total Offer Amount is paid.

I am the spouse of the above named contract owner. I acknowledge that, in accordance with federal law, I have a right to receive either a Preretirement Survivor Annuity, if my spouse should die before the otherwise applicable retirement date, or a Joint and Survivor Annuity payment option when my spouse retires, either of which survivor annuity must be at least 50% of the annuity payable to my spouse. I have reviewed the description of the Total Offer Amount in the Supplement to the prospectus. By signing this form, I acknowledge and consent to the distribution of the Total Offer Amount elected on this form. I understand that this will result in the elimination of my right to a Preretirement Survivor Annuity benefit or a Joint and Survivor Annuity benefit under the contract from this point forward. I al so consent to my spouse's waiver of the 30-day waiting period.

SIGN HERE ▶ _____
Signature of Spouse

On this _____ day of _____ , _____ , before me, _____

Month   Year   Notary's Name

the undersigned Notary Public, personally appeared _____ , and proved to me through satisfactory

Spouse's Name

evidence of identity, which was _____ , to be the person whose name was signed above in my presence.

_____   _____
Signature of Notary Public   My Commission Expires (MM/DD/YYYY)

_____   _____
State   County



Notary Public Seal Here

Contract Number: _____

5. Instructions for 403(b) Annuity Distribution Requests (ONLY)

The IRS rules governing 403(b) distributions are complex. The Internal Revenue Code 403(b) limits liquidations for 403(b) plan participants. Please consult your own tax professional.

CHOOSE ONE ▶ Generally, distributions cannot be made until one of the following triggering events occur:

☐ Age 59½ attained

☐ Separation from Service – Confirmation from your employer may be required.

☐ Disability – A Certification of Disability Form must be on file or must accompany this form.

☐ Plan Termination – Plan termination documentation signed by the plan administrator is required.

6. Authorization and Acceptance

Medallion Signature Guarantees

- Have you selected electronic fund transfer? ☐ Yes ☐ No
- Have you changed the mailing address on file with John Hancock within the last 30 days?* ☐ Yes ☐ No
- Is the amount requested $250,000 or over?* ☐ Yes ☐ No
- Have you opted to have your check sent to an alternate address?* ☐ Yes ☐ No

*Not applicable to New Jersey contracts.

If you answered "YES" to any of the questions above, you MUST obtain a Medallion Signature Guarantee (MSG). MSGs are used as an added security measure for your contract and may be obtained at most financial institutions. The MSG we receive must be an original; facsimiles or photocopies will not be accepted.

EFT Authorization

Contact Owner Authorization

I hereby authorize John Hancock Life Insurance Company (U.S.A.) ("John Hancock") to deposit this distribution directly to my financial institution account, as indicated above. I authorize the financial institution identified above to accept such credit entries from John Hancock, and to credit my account at that financial institution in accordance with those credit entries. If an amount should be credited to my account in error (including any overpayment to my account), I authorize and direct the financial institution designated on this form to debit my account and refund such amount to John Hancock. I agree to hold John Hancock harmless for any failure by my financial institution to credit my account or for any delay by my financial institution in crediting funds to my account.

I agree that this arrangement is made for my convenience, and that any payments directly received by me, rather than credited to my account, as a result of mistake or otherwise, shall not subject John Hancock to any liability in excess of that owed to me under the applicable annuity contract. I understand that John Hancock is relying on the information that I have provided on this form, and further understand that John Hancock will not be liable for any losses or charges due to incorrect, outdated or incomplete information that has been provided on this form.

If the financial institution account identified above is jointly owned, this authorization will not be effective without the signature of the joint account owner below.

This authorization will remain in effect until John Hancock receives a written notice from me stating otherwise and until John Hancock has had a reasonable chance to act upon such notice.

I hereby certify the information on this form is correct and accurate and that I have read and understand all four (4) pages of this form. By signing below, I understand that this request is subject to all the terms and conditions of the contract and prospectus. I also understand that once this distribution is made and released by John Hancock, this contract will not be reinstated. I direct John Hancock to make the disbursement in accordance with the designation on this form.

I acknowledge that any termination of my annuity contract will be subject to taxation and that an additional 10% tax may apply if I am under age 59½. I am also aware that I may lose certain benefits if I terminate my contract.

By signing below I am providing written permission for John Hancock Life Insurance Company (U.S.A.) to obtain a consumer report about me as part of its process to authenticate my identity and to protect against fraud. The consumer report will be used solely to validate that I am an authorized holder, user or signatory of the account used or to be used in connection with the current or future transfer of funds. John Hancock will notify me if any adverse action is taken on the basis of such report.

CHECK HERE ▶ ☐ **I have read the enclosed prospectus supplement and understand and accept that I will be terminating my contract in its entirety including any applicable guarantees. In return I will receive an Enhancement Value as stated in the enclosed letter, which will be added to my Contract value as of the date the paperwork is received by John Hancock in good order.**

SIGN HERE ▶

_____   _____
Signature of Owner   Today's Date (MM/DD/YYYY)

SIGN HERE ▶

_____   _____
Signature of Co-Owner (if applicable)   Today's Date (MM/DD/YYYY)

SIGN HERE ▶

_____   _____
Signature of Custodian (if Custodial Assigned) Today's Date (MM/DD/YYYY)

SIGN HERE ▶

_____   _____
Signature of Annuitant   Today's Date (MM/DD/YYYY)

403(b) Business Only – Employer Signature

SIGN
HERE

_____
Print Name of Employer

_____
Signature of Employer

_____
Title of Employer

_____
TIN of Employer

_____
Employer Phone Number

_____
Today's Date (MM/DD/YYYY)

Medallion Signature Guarantee Stamp
(if applicable)

Medallion Signature Guarantee Stamp
(if applicable)

7. Submission Instructions

Please enclose all necessary documents and mail this form in good order to:

John Hancock Annuities
Service Center
PO Box 55444
Boston, MA 02205-5444

Overnight Deliveries
John Hancock Annuities
Service Center
30 Dan Road, STE. 55444
Canton, MA 02021-2809

Questions: 1-800-528-0198

To fax this form: 1-617-663-3160

Did you remember to:

- **Complete and enclose** the attached IRS Form W-9?
- **Obtain a Medallion Signature Guarantee** if applicable?
- **Sign and date** above?
- **Provide your financial institution account information**?

Form **W-9**

(Rev. November 2017)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type.
*See **Specific Instructions** on page 3.*

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC   ☐ C Corporation   ☐ S Corporation   ☐ Partnership   ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ _____

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) _____

Exemption from FATCA reporting code (if any) _____

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I   Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II   Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3. I am a U.S. citizen or other U.S. person (defined below); and

4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here

Signature of U.S. person ▶

Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Cat. No. 10231X   Form **W-9** (Rev. 11-2017)

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting,* later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code,* later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships,* earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code,* later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C corporation, or S corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC
• LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.	Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester,* later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/Businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code,* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 11-2017)

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee

For this type of account:	Give name and EIN of:
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships,* earlier.

*Note: The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

• Protect your SSN,

• Ensure your employer is protecting your SSN, and

• Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov.* You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at *spam@uce.gov* or report them at *www.ftc.gov/complaint.* You can contact the FTC at *www.ftc.gov/idtheft* or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see *www.IdentityTheft.gov* and Pub. 5027.

Visit *www.irs.gov/IdentityTheft* to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.



John Hancock®

Special Tax Notice for Annuitant Withdrawals

Your Rollover Options

You are receiving this notice because all or a portion of the payment you will receive from a tax-qualified annuity contract with John Hancock is eligible to be rolled over to an IRA or to an eligible employer retirement plan that will accept the rollover. This notice is intended to help you decide whether to do such a rollover. This notice does NOT describe the rollover rules that apply to payments from an annuity contract held in a designated Roth account (a type of account with special tax rules in some employer plans). Please read the following information carefully.

You have 30 days after receiving this Notice to decide whether to do a direct rollover as outlined below or to receive your payment subject to 20% federal withholding. In general, we cannot roll over or distribute your payment during this 30-day period. However, if you reach a decision and do not want to wait until the 30-day notice period ends, you may waive the notice period by making an election on the Withdrawal Form instructing us either to do a direct rollover of your payment or to distribute it to you. We will then process your payment in accordance with your election as soon as practical after all required paperwork is received in good order.

Rules that apply to most payments from a tax-qualified annuity are described in the "General Information about Rollovers" section. Special rules that apply only in certain circumstances are described in the "Special Rules and Options" section.

General Information about Rollovers

How can a rollover affect my taxes? You will be taxed on a withdrawal from the annuity contract if you do not roll it over. If you are under age 59 ½, you will also have to pay a 10% additional income tax on early distributions, unless an exception applies. However, if you do a rollover, you will not have to pay tax until you receive payments later and the 10% additional income tax will not apply if those payments are made after you reach age 59 ½ or if an exception to the additional tax applies.

Where may I roll over the payment? You may roll over the payment to either an IRA (individual retirement account or individual retirement annuity) or an employer plan (a tax-qualified plan, section 403(b) plan, or governmental section 457(b) plan) that will accept the rollover. The rules of the IRA or employer plan that holds the rollover will determine your investment options, fees, and rights to payment from the IRA or employer plan (for example, no spousal consent rules apply to IRAs and IRAs may not provide loans). Further, the amount rolled over will become subject to the tax rules that apply to the IRA or employer plan.

Can I do a rollover to a SIMPLE IRA? Depending on your circumstances, you may be able to roll over your payment to a SIMPLE retirement account ("SIMPLE IRA") in which you are a participant. The SIMPLE IRA must be eligible to accept a rollover. In addition, federal tax law provides that you can do a rollover to a SIMPLE IRA only after the end of the 2-year period beginning on the date you first participated in that SIMPLE IRA or any other SIMPLE IRA maintained by the same employer. If you have not participated in the SIMPLE IRA for at least 2 years, you cannot do a rollover. Before attempting a rollover, you should check with the employer sponsoring your SIMPLE IRA whether the plan is eligible to accept a rollover and whether you have met the 2-year participation requirement. Any amount rolled over will become subject to the terms of the SIMPLE IRA and the tax rules that apply to SIMPLE IRAs.

How do I do a rollover? There are two ways to do a rollover. You can do either a direct rollover or a 60-day rollover.

- *If you do a direct rollover,* we will make the payment directly to your IRA or to an employer plan that will accept the rollover. You should contact the IRA sponsor or the administrator of the employer plan for information on how to do a direct rollover.

- *If you do not do a direct rollover,* you may still do a rollover by making a deposit into an IRA or eligible employer plan that will accept it. You will have 60 days after you receive the payment to make the deposit. This type of rollover is called a 60-day rollover or indirect rollover. If you do not do a direct rollover, we are required to withhold 20% of the payment (reduced by any after-tax amounts) for federal income taxes. This means that, in order to roll over the entire payment in a 60-day rollover, you must use other funds to make up for the 20% withheld. If you do not roll over the entire amount of the payment, the income portion not rolled over will be taxed and will be subject to the 10% additional income tax on early distributions if you are under age 59 ½, unless an exception to the additional tax applies.

How much may I roll over? If you wish to do a rollover, you may roll over all or part of the amount eligible for rollover. In general, any payment from the annuity contract is eligible for rollover, except:

- Certain payments spread over a period of at least 10 years or over your life or life expectancy (or the lives or joint life expectancy of you and your beneficiary)

- Required minimum distributions

- Hardship distributions

- Corrective distributions of contributions that exceed tax law limitations

- Loans treated as deemed distributions (for example, loans in default due to missed payments before your employment ends)

- Payments of certain automatic contributions requested to be withdrawn within 90 days of the first contribution.

We can tell you what portion of a withdrawal is eligible for rollover.

If I don't do a rollover, will I have to pay the 10% additional income tax on early distributions? If you are under age 59 ½, you will have to pay the 10% additional income tax on early distributions for any payment from the annuity contract (including amounts withheld for income tax) that you do not roll over, unless one of the exceptions listed below applies. This tax is in addition to the regular income tax on the payment not rolled over.

The 10% additional income tax does not apply to the following payments from the annuity contract:

- Payments made after you separate from service if you will be at least 55 in the year of the separation

- Payments that start after you separate from service if paid at least annually in equal or close to equal amounts over your life or life expectancy (or the lives or joint life expectancy of you and your beneficiary)

- Payments from a governmental defined benefit pension plan made after you separate from service if you are a public safety employee and you are at least age 50 in the year of the separation

- Payments made due to disability

- Payments after your death

- Corrective distributions of contributions that exceed tax law limitations

- Payments made directly to the government to satisfy a federal tax levy

- Payments made under a qualified domestic relations order (QDRO)

- Payments up to the amount of your deductible medical expenses

- Certain payments made while you are on active duty if you were a member of a reserve component called to duty after September 11, 2001 for more than 179 days

- Payments of certain automatic enrollment contributions requested to be withdrawn within 90 days of the first contribution

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Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York)
Issuer in NY: John Hancock Life Insurance Company of New York, Valhalla, NY

If I do a rollover to an IRA, will the 10% additional income tax apply to early distributions from the IRA? If you receive a payment from an IRA when you are under age 59 ½, you will have to pay the 10% additional income tax on early distributions from the IRA, unless an exception applies. In general, the exceptions to the 10% additional income tax for early distributions from an IRA are the same as the exceptions listed above for early distributions from the annuity contract. However, there are a few differences for payments from an IRA, including:

- There is no exception for payments after separation from service that are made after age 55 and before age 59 ½.

- The exception for qualified domestic relations orders (QDROs) does not apply. (A special rule does apply under which, as part of a divorce or separation agreement, a tax-free transfer of funds may be made **directly** from your IRA to an IRA for a spouse or former spouse. However, a cash distribution from your IRA, even if paid to your spouse or former spouse, would be taxable to you.)

- The exception for payments made at least annually in equal or close to equal amounts over a specified period applies without regard to whether you have had a separation from service.

- There are additional exceptions for (1) payments made for qualified higher education expenses, (2) payments up to $10,000 used in a qualified first-time home purchase, and (3) payments for health insurance premiums after you have received unemployment compensation for 12 consecutive weeks (or would have been eligible to receive unemployment compensation but for self-employed status).

I am a participant in another eligible employer plan. Is that other plan required to accept a rollover from the annuity contract? No, an eligible employer plan is not legally required to accept any rollover. If you wish to roll over a payment from the annuity contract, you should first verify whether that other plan will accept a rollover and whether there are any restrictions on the type of rollovers it will accept. For example, some eligible employer plans may not accept a rollover of after-tax contributions. If your other employer plan will not accept a rollover, you may wish to consider a rollover to an IRA.

Will I owe state income taxes? This notice does not describe any State or local income tax rules (including withholding rules).

Special Rules and Options

What rules apply if I had after-tax contributions in the annuity contract? After-tax contributions included in a payment are not taxed. If a payment is only part of your contract value, an allocable portion of your after-tax contributions is generally included in the payment, so you cannot take a payment of only after tax-contributions. However, if you have pre-1987 after-tax contributions maintained in a separate account, a special rule may apply to determine whether the after-tax contributions are included in a payment. In addition, special rules apply when you do a rollover, as described below.

You may roll over to an IRA a payment that includes after-tax contributions through either a direct rollover or a 60-day rollover. You must keep track of the aggregate amount of the after-tax contributions in all of your IRAs in order to determine your taxable income for later payments from the IRAs. If you do a direct rollover of only a portion of the amount paid from the annuity contract and at the same time the rest is paid to you, the portion directly rolled over consists first of the amount that would be taxable if not rolled over. For example, assume you are receiving a distribution of $12,000, of which $2,000 is after-tax contributions. In this case, if you directly roll over $10,000 to an IRA that is not a Roth IRA, no amount is taxable because the $2,000 amount not directly rolled over is treated as being after-tax contributions. If you do a direct rollover of the entire amount distributed from the contract to two or more destinations at the same time, you can choose which destination receives the after-tax contributions.

If you do a 60-day rollover to an IRA of only a portion of the payment made to you, the after-tax contributions are treated as rolled over last. For example, assume you are receiving a distribution of $12,000, of which $2,000 is after-tax contributions, and no part of the distribution is directly rolled over. In this case, if you roll over $10,000 to an IRA in a 60-day rollover, no amount is taxable because the $2,000 amount not rolled over is treated as being your after-tax contributions.

You may roll over to an employer plan all of a payment that includes after-tax contributions, but only through a direct rollover. This option is available only if the receiving plan separately accounts for after-tax contributions and is NOT a governmental section 457(b) plan. You can do a 60-day rollover to an employer plan of part of a payment that includes after-tax contributions, but the rollover cannot exceed the amount of the payment that would be taxable if not rolled over.

What happens if I elect <u>not</u> to do a direct rollover and later miss the 60-day rollover deadline? Generally, the 60-day rollover deadline for indirect rollovers cannot be extended.   However, the IRS has the limited authority to waive the deadline under certain extraordinary circumstances, such as when external events prevented you from completing the rollover by the 60-day rollover deadline. To apply for a waiver, you must file a private letter ruling request with the IRS. Private letter ruling requests require the payment of a nonrefundable user fee. For more information, see IRS Publication 590-A, *Contributions to Individual Retirement Arrangements (IRAs)*.

What if I have an outstanding loan that is being offset? If you have an outstanding loan under the annuity contract, your benefit may be offset by the amount of the loan, typically when your employment ends. The loan offset amount is treated as a distribution to you at the time of the offset and will be taxed unless you do a 60-day rollover in the amount of the loan offset to an IRA or employer plan. If you do not do a 60-day rollover, the 10% additional income tax on early distributions will also apply to the loan offset, unless you qualify for an exception to the additional tax.

What if I was born on or before January 1, 1936? If you were born on or before January 1, 1936 and receive a lump sum distribution that you do not roll over, special rules for calculating the amount of the tax on the payment might apply to you. For more information, see IRS Publication 575, *Pension and Annuity Income*.

What if my payment is attributable to a governmental section 457(b) plan? If the payment comes from an annuity contract issued to a governmental section 457(b) plan, the same rules described elsewhere in this notice generally apply, allowing you to roll over the payment to an IRA or to an employer plan that accepts rollovers. One difference is that, if you do not do a rollover, you will not have to pay the 10% additional income tax on early distributions from the annuity contract even if you are under age 59 ½ (unless the payment is from a separate account holding rollover contributions that were made to the governmental section 457(b) plan from a tax-qualified plan, a section 403(b) plan or an IRA). However, if you do a rollover to an IRA or to an employer plan that is not a governmental section 457(b) plan, a later distribution made before age 59 ½ will be subject to the 10% additional income tax on early distributions, unless an exception applies. Other differences include that you cannot do a rollover if the payment from the annuity contract is due to an "unforeseeable emergency" and that the special rules described under "**What if I was born on or before January 1, 1936**" do not apply.

What if I am an eligible retired public safety officer and my pension payment is used to pay for health coverage or qualified long-term care insurance? If your employer's plan is a governmental plan, you retired as a public safety officer, and your retirement was by reason of disability or was after normal retirement age, you can exclude from your taxable income payments made directly as premiums to an accident or health plan (or a qualified long-term care insurance contract) that your employer maintains for you, your spouse, or your dependents, up to a maximum of $3,000 annually. For this purpose, a public safety officer is a law enforcement officer, firefighter, chaplain or member of a rescue squad or ambulance crew.

Can I do a rollover to a Roth IRA? Yes, you can do a rollover to a Roth IRA. Unlike a rollover to an employer plan or to a traditional IRA, the amount rolled over to a Roth IRA (reduced by any after-tax amounts) is taxable as income for the year the rollover occurs. However, the 10% additional income tax on early distributions will not apply to the rollover unless you withdraw the rollover amount from the Roth IRA within the 5 year period that begins on January 1 of the year you do the rollover.

If you do a rollover to a Roth IRA, later payments from the Roth IRA that are qualified distributions will not be taxed (including earnings credited after the rollover). A qualified distribution from a Roth IRA is a payment (a) made after you have had a Roth IRA for at least 5 years; and (b) made after you reach age 59 ½, or after your death or disability, or as a qualified first-time homebuyer distribution up to $10,000. In applying this 5-year rule, you count from January 1 of the year for which your first contribution was made to a Roth IRA. Payments from the Roth IRA which are not qualified distributions will be taxed to the extent of earnings accrued in the Roth IRA after the rollover, and the 10% additional income tax on early distributions may apply to the taxable portion of the distribution, unless an exception applies. You do not have to take required minimum distributions from a Roth IRA during your lifetime. For more information, see IRS Publication 590-A, *Contributions to Individual Retirement Arrangements (IRAs)*, and IRS Publication 590-B, *Distributions from Individual Retirement Arrangements (IRAs)*.

Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York)
Issuer in NY: John Hancock Life Insurance Company of New York, Valhalla, NY

Can I do a rollover to a designated Roth account in an employer plan? You cannot do a rollover to a designated Roth account in <u>another</u> employer's plan. However, if the annuity contract is part of an employer plan that offers designated Roth accounts, you can roll over the withdrawal from the annuity contract to the designated Roth account in that same plan. If you roll over a withdrawal from the annuity contract to a designated Roth account in that plan, the amount rolled over (reduced by any after-tax amounts directly rolled over) will be taxed. However, the 10% additional income tax on early distributions will not apply to the rollover unless you withdraw the rollover amount from the designated Roth account within the 5-year period that begins on January 1 of the year you do the rollover.

If you roll over the annuity withdrawal to a designated Roth account in the same employer plan, later payments from the designated Roth account that are qualified distributions will not be taxed (including earnings credited after the rollover). A qualified distribution from a designated Roth account is a payment (a) made after you have had a designated Roth account in the plan for at least 5 years; and (b) made after you reach age 59 ½, or after your death or disability. In applying this 5-year rule, you count from January 1 of the year your first contribution was made to the designated Roth account. However, if you made a direct rollover to a designated Roth account in the plan from a designated Roth account in a plan of another employer, the 5-year period begins on January 1 of the year you made the first contribution to the designated Roth account in the plan, or, if earlier, to the designated Roth account in the plan of the other employer. Payments from the designated Roth account that are not qualified distributions will be taxed to the extent of earnings after the rollover, and the 10% additional income tax on early distributions may apply to the taxable portion of the distribution, unless an exception applies.

What rules apply if I am a nonresident alien? If you are a nonresident alien and do not do a direct rollover to a U.S. IRA or U.S. employer plan, instead of withholding 20%, we must generally withhold 30% of the taxable portion of the payment for federal income taxes. If the amount withheld exceeds the amount of tax you owe (as may happen if you do a 60-day rollover), you may request an income tax refund by filing Form 1040-NR with the IRS, attaching the Form 1042-S which you will receive from us next March. See Form W-8BEN if you can claim that you are entitled to a reduced rate of withholding under an income tax treaty between the U.S. and your country of residence. For more information, see also IRS Publication 519, *U.S. Tax Guide for Aliens*, and IRS Publication 515, *Withholding of Tax on Nonresident Aliens and Foreign Entities*.

Other special rules

If a payment is one of a series of payments for less than 10 years, your choice whether to make a direct rollover will apply to all later payments in the series unless you make a different choice for later payments. You must notify us if you want to make a different choice for later payments.

If your payments for the year total less than $200, we are not required to allow you to do a direct rollover and we are not required to withhold federal income tax from your payments. However, you may do a 60-day rollover.

You may have special rollover rights if you recently served in the U.S. Armed Forces. For more information, see IRS Publication 3, *Armed Forces' Tax Guide.*

An eligible employer plan or IRA sponsor will typically have additional forms they require to be completed before accepting a rollover. It is your responsibility to request those forms and to complete any sections required of you.

Additional Information:

You may wish to consult with the Plan administrator or a professional tax advisor, before taking a payment from the annuity contract. Also, you can find more detailed information on the federal tax treatment of payments from employer plans and annuity contracts issued with respect to such plans in: IRS Publication 575, *Pension and Annuity Income*; IRS Publication 590-A, *Contributions to Individual Retirement Arrangements (IRAs)*; IRS Publication 590-B, *Distributions from Individual Retirement Arrangements (IRAs)*; and IRS Publication 571, *Tax-Sheltered Annuity Plans (403(b) Plans)*. These publications and others mentioned above are available from a local IRS office, on the web at www.irs.gov, or by calling 1-800-TAX-FORM.







Response to Comment 8 - Enclosure 6

NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES

BUSINESS REPLY MAIL
FIRST-CLASS MAIL PERMIT NO. 20778 BOSTON, MA

POSTAGE WILL BE PAID BY ADDRESSEE

ANNUITY SERVICE CENTER
JOHN HANCOCK
P O BOX 55444
BOSTON MA 02205-9874

712240RR-0414









John Hancock ANNUITIES

John Hancock Annuities Special Buy Back Offer

For a limited time only, you can receive a payment of your contract value plus an additional enhancement amount when you terminate your Revolution Value variable annuity Contract.

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

John Hancock ANNUITIES

John Hancock Life Insurance Company (U.S.A.)
Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York)

RVBOPFLDR 7/18

Acceptance Forms Details

If you decide this offer is right for you, complete and return the enclosed forms:

Buy Back Acceptance Request Form

Use this form to terminate your annuity Contract in exchange for a one-time payment of your Contract value plus an additional fixed sum, or "Enhancement Value," as stated in the enclosed letter. This form also notes any state-specific tax withholding rules or required forms.

IRS Form W-9

Each owner must provide us with a properly completed and signed IRS Form W-9. Please refer to the instructions on Form W-9 for how to properly complete the form. An owner who is not a U.S. citizen, U.S. resident alien or other U.S. person should not complete Form W-9. Instead, please complete the version of IRS Form W-8 that applies to you. You can obtain the various versions of Form W-8 and their instructions from the IRS website at www.irs.gov.

For additional guidance on how to complete IRS Form W-9, visit the Forms tab on www.jhannuities.com and click the Watch Guide button next to the form name to view a step-by-step instructional video.



To learn about this Offer

Read through all of the documents enclosed in this package:

- **Revolution Value Death Benefit Buyback Offer Letter**

- **Revolution Value Variable Annuity Prospectus Supplement**

- **Special Tax Notice**

- **Acceptance and Termination Request Form and IRS Form W-9**



To determine if this Offer is right for you

Evaluate your current and future financial situation:

- Discuss the offer with your **financial representative** and **tax professional.**

- Call us with any questions weekdays between 8:00 a.m. and 6:00 p.m. at **1-800-528-0198.**



To accept this Offer

If you decide this offer is right for you, complete the enclosed **Acceptance and Termination Form** and **IRS Form W-9** and return to us via one of the following:

- Regular mail using the enclosed prepaid envelope.

- Overnight mail addressed to: John Hancock Annuities Service Center
  30 Dan Road, Suite 55444
  Canton, MA 02021-2809

- Fax to 1-617-663-3160.

If you determine this offer is not appropriate for your financial situation, no action is required of you and your contract terms and any applicable riders will remain in effect.



We Are Here to Help

If you have any questions about this offer, please contact us weekdays between 8:00 a.m. and 6:00 p.m. Eastern Time, at **1-800-528-0198.**